Exhibit 21.1

List of Subsidiaries of Forum Energy Technologies, Inc.

Name	Jurisdiction
FET (Barbados) SRL	Barbados
Forum B+V Oil Tools GmbH	Germany
FET Global L.P.	United Kingdom
FET Global Holdings Limited	United Kingdom
FET Holdings LLC	Delaware
FET Worldwide L.P.	United Kingdom
Forum Global Tubing L.P.	Delaware
Forum Global Tubing LLC	Delaware
Forum International Holdings, Inc.	Delaware
Forum US, Inc.	Delaware
Forum Worldwide Holdings Limited	United Kingdom
Global Tubing LLC	Delaware